January 31, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Joseph McCann

Re:	Oramed Pharmaceuticals Inc. Registration Statement on Form S-3 Filed January 11, 2017 File No. 333-215525

Ladies and Gentlemen:

Oramed Pharmaceuticals Inc. (“Oramed”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on February 2, 2017, at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Oramed understands that the Commission will consider this request for acceleration of the effective date of the above-referenced registration statement as a confirmation of the fact that Oramed is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Very truly yours,

ORAMED PHARMACEUTICALS INC.

		By:	/s/ Nadav Kidron
Nadav Kidron
President and Chief Executive Officer

cc:	Oded Har-Even, Esq.
Howard E. Berkenblit, Esq.

Oramed Pharmaceuticals Inc. | 2/4 Hi-Tech Park Givat Ram, Jerusalem, Israel 91390 | www.oramed.com

Phone: 011 972-2-566 0001 | Fax: 011 972-2-566 0004 | Email: info@oramed.com